UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                         (Amendment No. _________)1


                                 DECS Trust II
                                (Name of Issuer)

         DECS representing shares of beneficial interest of DECS Trust
                        (Title of Class of Securities)

                                   233188200
                                (CUSIP Number)


                              December 30, 1998
               (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  Rule 13d-1 (b)
                  Rule 13d-1 (c) (X)
                  Rule 13d-1 (d)
______________________

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Page 1 of  4 pages


CUSIP No.  233188200    	     13G             Page ______ of ______ Pages 1


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

(1) Highbridge Capital Corporation - not applicable
(2) Highbridge Capital Management, LLC - 13-3993048


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a)
   (b)

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

(1) Highbridge Capital Corporation - Cayman Islands, British West Indies
(2) Highbridge Capital Management, LLC  - State of Delaware

NUMBER OF
SHARES  	       5  SOLE VOTING POWER     0

BENEFICIALLY
OWNED BY	       6  SHARED VOTING POWER   315,230

EACH
REPORTING       7  SOLE DISPOSITIVE POWER  0

PERSON
WITH           	8  SHARED DISPOSITIVE POWER  315,230

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    315,230

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9       10.01%

12  TYPE OF REPORTING PERSON*

(1) Highbridge Capital Corporation - BD
(2) Highbridge Capital Management, LLC - CO


*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 4 pages


Item 1.

(a)	 Name of Issuer		DECS Trust II

(b)  Address of Issuer's Principal Executive Offices:
c/o Puglisi & Associates
850 Library Avenue
Suite 204
Newark, Delaware  19715

Item 2.

(a)  Name of Person Filing

(1)  Highbridge Capital Corporation
(2)  Highbridge Capital Management, LLC

(b)  Address of Principal Business Office or, if none, Residence

(1) Highbridge Capital Corporation
    The Anchorage Centre, 2nd Floor
    Harbour Drive, George Town,
    Grand Cayman, Cayman Islands, British West Indies

(2)  Highbridge Capital Management, LLC
     767 Fifth Avenue, 23rd Floor
     New York, New York  10153

(c) Citizenship

(1) Highbridge Capital Corporation - Cayman Islands, British West Indies
(2) Highbridge Capital Management, LLC - State of Delaware

(d) Title of Class of Securities
    DECS representing shares of beneficial interest of DECS Trust

(e) CUSIP Number		233188200

Item 3.	If this statement is filed pursuant to Rule 13d-1(b),
        or 13d-2(b), check whether the person filing is a:

(a) (X)  Broker or Dealer registered under Section 15 of the Act
         (Highbridge Capital Corporation)
(b) Bank as defined in section 3(a)(6) of the Act
(c) Insurance Company as defined in section 3(a)(19) of the act
(d) Investment Company registered under section 8 of the Investment Company
    Act
(e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

    Highbridge Capital Management, LLC is the trading manager of Highbridge Capital Corporation. Highbridge Capital Management, LLC is exempt from registration as an investment adviser. The persons at Highbridge Capital Management, LLC who actually exercise the power to dispose of and the power to vote the investments of Highbridge Capital Corporation are registered as registered representatives of Highbridge Capital Corporation, a registered broker/dealer.

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

(g) Parent Holding Company, in accordance with 240.13(d)(ii)(G)
    (Note: See Item 7)

(h) Group, in accordance with 240.13d(b)(1)(ii)(H)


Page 3 of  4 pages


Item 4.	Ownership

(a) Amount Beneficially Owned	315,230
(b) Percent of Class	10.01%
(c) Number of shares as to which such person has:
    (i) sole power to vote or to direct the vote	0
    (ii) shared power to vote or to direct the vote	315,230
    (iii) sole power to dispose or to direct the disposition of	0
    (iv) shared power to dispose or to direct the disposition of	315,230

Item 5.	Ownership of Five Percent or Less of a Class

		Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

		Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent Holding
        Company

		Inapplicable

Item 8.	Identification and Classification of Members of the Group

		Inapplicable

Item 9.	Notice of Dissolution of Group

		Inapplicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 8, 1998
____________
Date



Howard Feitelberg
_________________
Signature



Howard Feitelberg / Controller, Highbridge Capital Corporation
______________________________________________________________
Name/Title





Page 4 of  4 pages